INDEPENDENT AUDITOR’S REPORT
Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits With Fund Information" Year Ended June 30, 2001
Statement of Changes in Net Assets Available for Benefits With Fund Information" Year Ended June 30, 2000
Notes to Financial Statements
Supplemental Schedules
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
ASSETS HELD FOR INVESTMENT PURPOSES
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ASSETS HELD FOR INVESTMENT PURPOSES
Exhibit 23--Consent

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2001

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation 1025 West NASA Blvd. Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN

Financial Statements
and Supplementary Information

June 30, 2001 and 2000

HARRIS CORPORATION RETIREMENT PLAN

June 30, 2001 and 2000

Page

Independent Auditor’s Report	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits With Fund Information for 2001	3-6

Statement of Changes in Net Assets Available for Benefits With Fund Information for 2000	7-8

Notes to Financial Statements	9-15

Supplemental Schedules:

Assets Held for Investment	16-50

Assets Held for Investment Which Were Both Acquired and Disposed of Within the Plan Year	51-54

Transactions or Series of Transactions in Excess of Five Percent of the Current Value of Plan Assets	55

INDEPENDENT AUDITOR’S REPORT

Investment Committee
Harris Corporation Retirement Plan
Melbourne, Florida

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of June 30, 2001 and 2000, and the related statement of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in its net assets available for benefits with fund information for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of June 30, 2001, assets held for investment which were both acquired and disposed of within the plan year, and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the June 30, 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the June 30, 2001 financial statements taken as a whole.

Melbourne, Florida
October 18, 2001

/s/ Bray, Beck & Koetter CPA, PA

Financial Statements

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 2001 and 2000

	2001	2000

ASSETS

Investments, at fair value (Note 4):
U.S. Government securities	$84,827,459	$109,168,072
Corporate debt securities	86,032,192	104,258,145
Common stocks	785,078,495	895,386,837
Registered investment companies	95,166,019	113,644,849
Common/collective trust funds	433,433,225	656,860,200
Guaranteed Investment Contracts	437,003,942	324,441,630
Participant loans	20,614,724	22,133,132

Total investments	1,942,156,056	2,225,892,865

Receivables:
Contributions receivable:
Harris Corporation	11,430,832	12,470,534
Participants	1,951,434	3,235,400
Loan payments	424,175	1,029,441
Accrued interest and dividends	2,072,650	3,173,261
Securities sold	10,755,121	7,625,441

Total receivables	26,634,212	27,534,077

Cash and cash equivalents (Note 3)	73,991,639	50,563,675

Total assets	2,042,781,907	2,303,990,617

LIABILITIES

Due to participants	5,253,730	9,061,720
Accrued expenses	102,378	—
Securities purchased	7,959,885	5,200,478
Outstanding options	1,204,544	—

Total liabilities	14,520,537	14,262,198

Net assets available for benefits	$2,028,261,370	$2,289,728,419

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2001

			Money
	Balanced	Short-Term	Market
	Fund	Bond Fund	Fund

Increases:
Interest	$8,905,641	$3,328,408	$2,979,833
Dividends	5,911,625	—	—
Net appreciation (depreciation) in fair value of investments	(49,897,474)	2,461,628	(4,315)
Contributions:
Participant rollover	952,215	73,187	105,503
Employer profit sharing	2,409,151	—	307,867
Employer matching	3,890,309	428,304	542,926
Employee	9,006,610	753,108	901,316

Total increases	(18,821,923)	7,044,635	4,833,130

Transfers:
Net participants’ transfers between funds	(50,662,594)	(70,564,607)	15,082,361

Decreases:
Benefits paid directly to participants	66,604,378	5,171,626	9,566,559
Administrative expenses	2,642,367	103,666	173,292

Total decreases	69,246,745	5,275,292	9,739,851

Net increase (decrease) in net assets available for benefits	(138,731,262)	(68,795,264)	10,175,640

Net assets available for benefits:
Beginning of year	784,321,170	68,795,264	48,988,794

End of year	$645,589,908	$—	$59,164,434

Continued.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2001

	Equity	Equity	Stable		Harris
	Income	Index	Value	Growth	Corporation	International
	Fund	Fund	Fund	Fund	Stock Fund	Fund

Increases:
Interest	$594,340	$55,624	$22,123,448	$627,787	$6,065	$2,845
Dividends	4,616,936	—	—	3,973,088	220,041	1,400,261
Net appreciation (depreciation) in fair value of investments	29,484,109	(57,638,969)	—	(93,728,748)	(5,857,447)	(5,973,777)
Contributions:
Participant rollover	217,985	421,771	523,222	629,533	—	50,128
Employer profit sharing	1,384,205	1,896,294	1,639,404	2,134,629	—	198,553
Employer matching	2,031,115	3,668,882	2,042,152	3,794,120	3,794,157	412,560
Employee	4,507,203	7,844,127	3,554,621	9,249,065	2,523,732	954,639

Total increases	42,835,893	(43,752,271)	29,882,847	(73,320,526)	686,548	(2,954,791)

Transfers:
Net participants’ transfers between funds	45,897,111	(49,338,311)	141,054,901	(42,087,720)	(773,026)	(4,120,406)

Decreases:
Benefits paid directly to participants	18,649,423	27,777,846	41,033,367	26,825,856	2,562,461	2,186,039
Administrative expenses	438,880	187,374	498,360	1,362,549	1,753	9,723

Total decreases	19,088,303	27,965,220	41,531,727	28,188,405	2,564,214	2,195,762

Net increase (decrease) in net assets available for benefits	69,644,701	(121,055,802)	129,406,021	(143,596,651)	(2,650,692)	(9,270,959)

Net assets available for benefits:
Beginning of year	173,641,020	400,763,913	335,099,799	389,872,334	34,625,833	31,487,160

End of year	$243,285,721	$279,708,111	$464,505,820	$246,275,683	$31,975,141	$22,216,201

Continued.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2001

	Global	Extended	Russell 2000
	Technology	Market	Growth
	Fund	Index Fund	Index Fund

Increases:
Interest	$1,733	$571	$660
Dividends	—	—	—
Net appreciation (depreciation) in fair value of investments	(410,477)	1,668	24,475
Contributions:
Participant rollover	40,482	28,019	5,633
Employer profit sharing	44,951	33,390	58,768
Employer matching	19,933	12,877	21,417
Employee	41,148	26,342	46,537

Total increases	(262,230)	102,867	157,490

Transfers:
Net participants’ transfers between funds	4,556,452	2,507,491	5,401,478

Decreases:
Benefits paid directly to participants	4,826	146,923	9,401
Administrative expenses	80	31	17,008

Total decreases	4,906	146,954	26,409

Net increase (decrease) in net assets available for benefits	4,289,316	2,463,404	5,532,559

Net assets available for benefits:
Beginning of year	—	—	—

End of year	$4,289,316	$2,463,404	$5,532,559

Continued.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2001

	Passive
	Bond Market
	Index Fund	Loan Fund	Total

Increases:
Interest	$287	$1,070,830	$39,698,072
Dividends	—	—	16,121,951
Net appreciation (depreciation) in fair value of investments	(2,114)	—	(181,541,441)
Contributions:
Participant rollover	1,850	—	3,049,528
Employer profit sharing	47,124	—	10,154,336
Employer matching	9,320	—	20,668,072
Employee	18,080	—	39,426,528

Total increases	74,547	1,070,830	(52,422,954)

Transfers:
Net participants’ transfers between funds	2,566,299	480,571	—

Decreases:
Benefits paid directly to participants	440	3,069,809	203,608,954
Administrative expenses	58	—	5,435,141

Total decreases	498	3,069,809	209,044,095

Net increase (decrease) in net assets available for benefits	2,640,348	(1,518,408)	(261,467,049)

Net assets available for benefits:
Beginning of year	—	22,133,132	2,289,728,419

End of year	$2,640,348	$20,614,724	$2,028,261,370

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2000

			Money	Equity
	Balanced	Short-Term	Market	Income
	Fund	Bond Fund	Fund	Fund

Increases:
Plan interest in Harris Corporation Master Trust investment income	$7,890,832	$1,410,723	$757,518	$(19,713,901)
Interest	9,199,199	2,825,235	1,756,815	315,027
Dividends	1,849,387	—	—	3,859,727
Net appreciation (depreciation) in fair value of investments	42,125,248	(378,000)	9,982	(17,598,754)
Contributions:
Participant rollover	360,544	4,232	89,479	128,514
Employer profit sharing	2,576,152	395,873	237,119	1,265,889
Employer matching	4,357,208	815,212	414,504	2,997,023
Employee	8,096,814	1,324,667	832,152	5,617,052

Total increases	76,455,384	6,397,942	4,097,569	(23,129,423)

Transfers:
Net transfers (to) from Harris Corporation Union Retirement Plan	(2,533,558)	22,449	(59,933)	(1,172,332)
Net transfers from (to) other trustees (Note 6)	(90,392,884)	(11,912,740)	(4,805,868)	(32,283,960)
Net participants’ transfers between funds	(65,753,874)	(14,410,720)	24,079,424	(76,588,015)

Total transfers	(158,680,316)	(26,301,011)	19,213,623	(110,044,307)

Decreases:
Benefits paid directly to participants	72,285,763	7,415,231	16,601,341	26,312,287
Administrative expenses	1,191,424	217,880	107,337	1,100,179

Total decreases	73,477,187	7,633,111	16,708,678	27,412,466

Net increase (decrease) in net assets available for benefits	(155,702,119)	(27,536,180)	6,602,514	(160,586,196)

Net assets available for benefits:
Beginning of year	940,023,289	96,331,444	42,386,280	334,227,216

End of year	$784,321,170	$68,795,264	$48,988,794	$173,641,020

Continued.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2000

	Equity	Stable		Harris
	Index	Value	Growth	Corporation	International	Loan
	Fund	Fund	Fund	Stock Fund	Fund	Fund	Total

Increases:
Plan interest in Harris Corporation Master Trust investment income	$(5,507,568)	$8,044,386	$8,570,633	$(13,589,611)	$893,371	$—	(11,243,617)
Interest	—	13,203,158	500,654	4,758	858,285	1,607,964	30,271,095
Dividends	—	—	2,693,664	3,821,212	216,538	—	12,440,528
Net appreciation (depreciation) in fair value of investments	30,597,428	—	48,391,818	9,959,073	1,233,743	—	114,340,538
Contributions:
Participant rollover	413,835	390,891	542,079	—	71,757	—	2,001,331
Employer profit sharing	2,314,143	889,831	2,509,376	—	245,657	—	10,434,040
Employer matching	4,752,964	1,693,581	3,956,302	4,260,283	320,726	—	23,567,803
Employee	9,208,286	2,935,662	8,398,109	2,618,964	694,735	—	39,726,441

Total increases	41,779,088	27,157,509	75,562,635	7,074,679	4,534,812	1,607,964	221,538,159

Transfers:
Net transfers (to) from Harris Corporation Union Retirement Plan	(1,369,342)	(200,663)	(1,382,855)	(3,105)	(122,196)	9,678	(6,811,857)
Net transfers from (to) other trustees (Note 6)	(60,206,835)	(49,514,624)	(40,301,980)	(3,969,803)	(2,624,056)	(6,664,383)	(302,677,133)
Net participants’ transfers between funds	(18,152,742)	31,390,859	103,159,722	(1,137,698)	20,588,011	(3,174,967)	—

Total transfers	(79,728,919)	(18,324,428)	61,474,887	(5,110,606)	17,841,759	(9,829,672)	(309,488,990)

Decreases:
Benefits paid directly to participants	41,301,115	47,120,894	34,671,738	3,373,390	1,436,120	2,032,815	252,550,694
Administrative expenses	271,655	479,125	1,191,681	583	10,581	—	4,570,445

Total decreases	41,572,770	47,600,019	35,863,419	3,373,973	1,446,701	2,032,815	257,121,139

Net increase (decrease) in net assets available for benefits	(79,522,601)	(38,766,938)	101,174,103	(1,409,900)	20,929,870	(10,254,523)	(345,071,970)

Net assets available for benefits:
Beginning of year	480,286,514	373,866,737	288,698,231	36,035,733	10,557,290	32,387,655	2,634,800,389

End of year	$400,763,913	$335,099,799	$389,872,334	$34,625,833	$31,487,160	$22,133,132	$2,289,728,419

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

1.	Description of the Plan

The following description of the Harris Corporation Retirement Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Harris Corporation Retirement Plan is a defined contribution plan covering substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

Contributions

The Harris Corporation Retirement Plan features a Profit-Sharing Program and a Deferred Income Savings Program. The Corporation’s annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation’s adjusted and consolidated net income as defined under the plan document, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees’ individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant’s election. The employer contributes a matching amount equal to 100% of the participant’s contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

Payments of Benefits

Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

Participant Loans

The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of 401(k) plan contributions.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

1.	Description of the Plan, continued

Vesting

A participant’s right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant’s vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Retirement Plan Administrative Committee.

Forfeitures

A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation’s contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 2001, employer contributions were reduced by $1,801,466 from forfeited nonvested accounts. Forfeited amounts included in Plan assets at June 30, 2001 which are available to reduce company contributions totaled $3,252,361.

Plan Termination

Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100 percent vested in their accounts.

Investment Options

Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of twelve investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description”. Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Guaranteed investment contracts held in the Plan’s Stable Value Fund are fully benefit-responsive. In accordance with Statement of Position No. 94-4 “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pensions Plans”, these contracts are recorded at contact value, which approximates fair value. The average effective yield for the years ended June 30, 2001 and 2000 was 5.58% and 6.02%, respectively. Crediting interest rates range from 5.03% — 7.53% at June 30, 2001and 5.09% — 7.53% at June 30, 2000. Participant loans are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

Administrative Expenses

Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.

Payment of Benefits

Benefits are recorded when paid.

3.	Transactions with Parties-in-Interest

Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a “party-in-interest”

The term “party-in-interest” is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

3.	Transactions with Parties-in-Interest, continued

Investments of the Plan at June 30, 2001 and 2000 include the following:

	2001		2000

	Shares	Fair Value	Shares	Fair Value

Pyramid Broad Market
Fixed Income Fund	44,333,798	$111,727,378	87,192,631	$197,175,672
Pyramid Equity Index Fund	107,258	321,705,847	130,608	459,684,528
Harris Corporation common stock	1,161,340	31,600,062	1,038,114	33,998,234

Cash and cash equivalents of the Plan at June 30, 2001 and 2000 include (but is not limited to) the following:

	2001		2000

	Shares	Fair Value	Shares	Fair Value

Pyramid Directed Account
Cash Fund	66,482,668	$66,482,668	47,130,926	$47,130,926

Pyramid Funds are managed by Bankers Trust Company, the Plan’s Trustee.

4.	Investments

The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Union Retirement Plan. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average daily balances invested by each plan. In August 1999, Harris Corporation sold its semiconductor business to Intersil Corporation. As a result, Intersil Corporation became sponsor of the Harris Corporation Union Retirement Plan and the Master Trust was discontinued in October 1999, following the transfer of net assets of the Harris Corporation Union Retirement Plan to the successor trustee (see Note 6).

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

4.	Investments, continued

Investment income of the Master Trust during the year ended June 30, 2000 and the Plan during the year ended June 30, 2001 is as follows:

	2001	2000

Net appreciation (depreciation) in fair value as determined by quoted market prices:
U.S. government securities	$4,749,441	$(472,638)
Corporate debt securities	2,275,907	(454,297)
Foreign debt securities	205,295	(65,715)
Corporate equity securities	(113,526,034)	(31,911,234)
Registered investment companies	(386,449)	—
Morgan Stanley International Magnum Fund	(19,639,081)	4,665,883
Putnam New Opportunities Fund	(9,641,371)	4,042,031

	(135,962,292)	(24,195,970)
Net appreciation (depreciation) in fair value as determined by investee company:
Pyramid Broad Market Fixed Income Fund	19,308,875	2,172,814
Pyramid Equity Index Fund	(64,888,024)	(6,564,163)

	(45,579,149)	(4,391,349)
Interest and dividends	55,820,023	18,476,990

Totals	$(125,721,418)	$(10,110,329)

Plan interest in Master Trust	$—	$(11,243,617)

The fair value of individual investments that represent 5% or more of plan net assets at June 30, 2001 are as follows:

Pyramid Equity Index Fund	$321,705,847

Pyramid Broad Market Fixed Income Fund	$111,727,378

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

5.	Tax Status

The plan obtained its latest determination letter on August 18, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust is tax-exempt as of June 30, 2001. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Net Transfers from (to) Other Trustees

Transfers in

On July 1, 1999, Harris Intraplex, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

Transfers out

During the year ended June 30, 2000, the Plan transferred assets to other qualified plans in connection with the spin-off of and sales of several business units.

These transfers included the following:

Intersil

In August 1999, Harris Corporation sold its semiconductor business to Intersil Corporation. Substantially all employees of Harris Semiconductor were offered positions with Intersil. In October 1999 the value of the Harris Semiconductor employees’ participant accounts were transferred to the Intersil Plan’s trustee.

Lanier Worldwide, Inc.

On November 5, 1999 Harris Corporation distributed one share of Lanier Worldwide, Inc. common stock for each share of Harris Corporation common stock owned to shareholders of record on November 1, 1999. In connection with this transaction the value of participant accounts of Lanier Worldwide, Inc. employees who had previously participated in the Harris Corporation Retirement Plan were transferred to the Lanier Worldwide, Inc. Plan’s trustee in March 2000.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

6.	Net Transfers from (to) Other Trustees, continued

Other

In addition to the above transactions, Harris Corporation sold business units which resulted in the transfer of assets in December 1999, April 2000 and June 2000 to the trustees of plans for M2Global, Inc., Sanmina, Inc. and General Signal, Inc., respectively.

Amounts transferred in and amounts transferred out to other trustees as a result of these events were as follows:

		Participant
	Cash	Loans	Securities	Total

M2Global, Inc.	$2,317,758	$83,790	$—	$2,401,548
Lanier Worldwide, Inc.	4,798,867	36,164	—	4,835,031
General Signal, Inc.	2,072,897	7,179	—	2,080,076
Sanmina, Inc.	1,426,374	83,869	—	1,510,243
Intersil, Inc.	183,202,670	6,455,900	103,051,502	292,710,072

Total transfers out	193,818,566	6,666,902	103,051,502	303,536,970
Transfers in — Harris Intraplex, Inc.	857,318	2,519	—	859,837

Net transfers	$192,961,248	$6,664,383	$103,051,502	$302,677,133

Supplemental Schedules

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	1

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

RETIREMENT PLAN

COMBINED REPORT
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

ACE LTD COM	11,400.000	450,576.84	445,626.00
AMDOCS LTD	11,200.000	683,953.06	603,120.00
COM STOCK
TRANSOCEAN SEDCO FOREX INC	17,450.000	920,296.84	719,812.50
CON USD0.01
(FORMERLY SONAT OFFSHORE)
CHECK POINT SOFTWARE TECH	3,700.000	229,515.87	187,109.00
COM
AMOCO COMPANY	1,500,000.000	1,558,080.00	1,486,050.00
ISIN #XS0087845581
DTD 06/09/1998 6.000% 06/09/2008
FLEXTRONICS INTL LTD	33,400.000	933,254.24	872,074.00
PYRAMID DISCRETIONARY	0.000	0.00	0.00
ACCOUNT CASH FUND
PYRAMID DIRECTED ACCOUNT CASH	66,482,668.410	66,482,668.41	66,482,668.41
FUND
RESERVE INVSTMT FUND INC	7,483,658.800	7,483,658.80	7,483,658.80
05/20/2000
HARRIS RETIREMENT PLAN LOAN	20,614,723.94	0.00	20,614,723.94
AFLAC CORP	29,500.000	752,908.54	928,955.00
AES CORP	18,300.000	463,701.09	787,815.00
COM STK USD0.01
AIG FDG INC COMMERCIAL PAPER	1,800,000.000	1,794,345.00	1,794,345.00
DISC DTD 18JUN2001 DUE 18JUL2001

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	2

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

AOL TIME WARNER	181,150.000	8,079,333.95	9,600,950.00
COMMON STOCK
AT&T CORP	1,500,000.000	1,478,190.00	1,493,580.00
DTD 03/26/1999 5.625% 03/15/2004
AT & T CORP	139,524.000	3,762,403.36	3,069,528.00
COM
AT&T CORP	58,400.000	831,188.16	1,021,416.00
COM LIBERTY MEDIA GROUP SER A
ABBEY NATL NORTH AMER CORP.	875,000.000	866,935.42	866,935.42
DISC NOTE 08/08/1997
ABBOTT LABORATORIES	80,400.000	3,204,301.64	3,859,200.00
COM NPV
ABITIBI-CONSOLIDATED FIN L P	425,000.000	438,030.50	429,394.50
NT DTD 07/26/1999 7.875% 08/01/2009
ADOBE SYSTEMS COM NPV	31,200.000	1,539,443.47	1,466,400.00
AETNA INC	766,000.000	771,561.16	767,869.04
6.750% DTD 19AUG1996 DUE 15AUG2001
AGERE SYSTEMS INC	146,100.000	876,600.00	1,066,530.00
COM STK USD0 .01
AGILENT TECHNOLOGIES INC	15,900.000	876,627.61	516,750.00
COMMON STOCK USD0.01
AIR PRODS & CHEMS INC COM	81,650.000	3,822,598.85	3,735,487.50
ALBERTSONS INC COM	11,300.000	255,108.48	338,887.00
ALCOA INC	88,360.000	1,620,559.23	3,481,384.00
COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	3

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

SSGA US EXTENDED MARKET INDEX FUND	231,183.757	2,411,755.08	2,418,875.65
SSGA RUSSELL 2000 GROWTH INDEX FUND	513,294.373	5,401,361.40	5,451,186.24
ALLERGAN INC COM	24,200.000	1,805,053.68	2,033,526.00
USD0.01
ALLSTATE CORP	19,100.000	764,599.44	840,209.00
COM STK USD0.01
ALLTEL COM	50,500.000	2,002,741.21	3,093,630.00
USD1
ALTERA	134,440.000	1,797,091.17	3,898,760.00
COM NPV
AMBAC INC	6,750.000	219,934.80	392,850.00
COM
AMERADA HESS CORP	1,000,000.000	995,470.00	1,036,370.00
NT 10/01/1999 7.375% 10/01/2009
AMERADA HESS CORP COM	28,100.000	1,672,434.21	2,270,480.00
AMERICAN EXPRESS CR CORP	1,800,000.000	1,788,054.00	1,788,054.00
DISC NT 08/27/1997
AMERICAN EXPRESS CO	29,300.000	903,839.81	1,136,840.00
COM
AMERICAN GEN FIN MEDTM SRNT BE COMMERCIA	1,500,000.000	1,494,733.33	1,494,733.33
DISC DTD 04JUN2001 DUE 06JUL2001
AMERICAN GEN CORP COM	80,000.000	1,862,977.05	3,716,000.00
AMERICAN HOME PRODS CORP	140,500.000	6,767,292.02	8,254,375.00
COM
AMER HONDA FIN CORP MTN BE144A COMMERCIA	1,800,000.000	1,791,999.00	1,791,999.00
DISC DTD 14JUN2001 DUE 26JUL2001

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	4

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

AMERICAN INTL GROUP INC COM	180,956.000	7,842,847.74	15,383,069.56
ANGEN CORP COM NPV	34,200.000	1,635,615.71	2,075,256.00
ANADARKO PETE CORP	285,000.000	267,979.80	278,348.10
DEB DTD 03/18/1999 7.200% 03/15/2029
ANALOG DEVICES INCORPORATION	15,700.000	1,125,771.89	679,025.00
COM STK USD0.16 2/3
ANHEUSER BUSCH COS INC	500,000.000	497,765.00	470,275.00
NT DTD 10/06/1998 5.125%
10/01/2008
ANHEUSER BUSCH COS INC COM	5,700.000	208,734.30	234,840.00
AON CORP COM	38,100.000	1,207,620.85	1,333,500.00
APACHE CORP	300,000.000	291,573.00	314,283.00
7.700% DTD 27FEB1996 DUE 15MAR2026
APPLIED MICRO CIRCUITS CORP	78,820.000	3,271,351.12	1,355,704.00
CDT-COM
APPLIED MATLS INC COM	33,000.000	1,599,933.82	1,620,300.00
ARCHER-DANIELS-MIDLAND CO COMMERCIAL PAP	1,800,000.000	1,788,959.00	1,788,959.00
DISC DTD 22JUN2001 DUE 22AUG2001
ARCHER DANIELS MIDLAND CO	485,000.000	482,672.00	445,225.15
NT DTD 04/23/1999 6.625% 05/01/2029
ARMSTRONG HLDGS INC	17,500.000	1,074,785.54	62,125.00
COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	5

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

AUTOMATIC DATA PROCESSING INC	116,130.000	4,057,422.24	5,771,661.00
COM STK USD0.10
AVON PRODS INC COM	23,800.000	991,742.87	1,101,464.00
AXCELIS TECHNOLOGIES INC	606.000	4,325.43	8,968.80
COMMON STOCK USD0.001
BISYS GROUP	4,100.000	227,369.50	241,900.0.0
COM
BJS WHSL CLUB INC	6,000.000	275,924.70	319,560.00
COM
BMW US CAPITAL CORP COMMERCIAL PAPER	1,500,000.000	1,485,057.50	1,485,057.50
DISC DTD 01MAY2001 DUE 27JUL2001
BP PLC	90,656.000	3,371,779.09	4,519,201.60
ADR COM
BMC SOFTWARE INC	15,800.000	354,221.00	356,132.00
COM STK
BAKER HUGHES	63,800.000	1,984,356.95	2,137,300.00
COM
US
BANK OF AMERICA CORP	1,200,000.000	1,249,776.00	1,246,536.00
7.400% DTD 23JAN2001 DUE 15JAN2011
BANK OF AMERICA CORP	35,900.000	1,946,606.67	2,155,077.00
COM STK USD0.01
(FRMLY BANKAMERICA CORP)
BANK OF NEW YORK	16,400.000	628,798.74	787,200.00
COM
USD7.5
BANC ONE CORP	1,355,000.000	1,459,240.15	1,452,410.95
SUB NOTES
7.875% DTD 02AUG2000 DUE 01AUG2010

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	6

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

BANC ONE CORP COM NPV	118,800.000	4,405,006.50	4,253,040.00
BEA SYS INC	32,900.000	1,346,904.22	1,010,359.00
COM
BECTON DICKINSON & CO COM	44,700.000	1,297,747.16	1,599,813.00
BELLSOUTH CAPITAL FUNDING CORP	1,260,000.000	1,286,044.20	1,359,615.60
7.750% DTD 16FEB2000 15FEB2010
BELLSOUTH CORP COM	56,200.000	2,039,028.01	2,263,174.00
BEST BUY INC COM	25,500.000	1,282,524.09	1,619,760.00
BLACK & DECKER CORP COM USD0.50	21,700.000	673,635.78	856,282.00
BLOCK H & R COM NPV	24,900.000	851,671.96	1,607,295.00
BOEING CO COM	4,600.000	189,250.99	255,760.00
BRISTOL MYERS SQUIBB CO	160,190.000	8,673,034.35	8,377,937.00
COM
BROCADE COMMUNICATIONS SYS INC	12,700.000	575,597.44	558,673.00
COMMON STOCK
BROWN FORMAN CORP	32,500.000	1,635,293.08	2,078,050.00
CL B
BURLINGTON NORTN SANTA FE CORP	13,800.000	400,846.62	418,140.00
COM
CDW COMPUTERS CENTRE INC	5,900.000	207,030.20	234,289.00
COM STK USD0.01
CIT GROUP HLDGS INC COMMERCIAL PAPER	2,000,000.000	1,991,161.11	1,991,161.11
DISC DTD 28JUN2001 DUE 10AUG2001
CIT GROUP INC	455,000.000	452,492.95	449,599.15
NT DTD 02/05/1999 5.500% 02/15/2004

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	7

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

CVS CORP	82,050.000	3,750,198.30	3,167,130.00
COM
CAMPBELL SOUP CO COM	54,900.000	2,199,402.70	1,413,675.00
CAMPBELL SOUP CO COMMERCIAL PAPER	1,500,000.000	1,489,718.33	1,489,718.33
DISC DTD 04MAY2001 DUE 09JUL2001
CANADIAN NATL RY CO	710,000.000	648,776.70	659,554.50
NT DTD 07/07/1998
6.900% 07/15/2028
CAPITAL ONE BANK	575,000.000	572,930.00	562,557.00
6.875% DTD 06FEB2001 DUE 01FEB2006
CAPITAL ONE FINL CORP	14,200.000	831,742.62	854,130.00
CARDINAL HEALTH INC	25,650.000	1,230,531.20	1,769,850.00
COM STK NPV
CATERPILLAR FINL SVCS MTNS BE COMMERCIAL	1,800,000.000	1,792,434.00	1,792,434.00
DISC DTD 07JUN2001 DUE 16JUL2001
CATERPILLAR INC	1,000,000.000	1,053,230.00	1,056,200.00
7.250% DTD 17SEP1999 DUE 15SEP2009
CATERPILLAR INC DEL	57,010.000	3,203,023.45	2,853,350.50
CELESTICA INC	5,700.000	303,936.96	293,550.00
SUB VTG SHS
CHEVRON CORP COM	99,570.000	8,202,194.09	9,011,085.00
CHUBB CORP COM	35,900.000	2,267,867.44	2,779,737.00
CIESCO L P DISC COMMERCIAL PAPER	1,500,000.000	1,493,777.50	1,493,777.50
DISC DTD 05JUN2001 DUE 13JUL2001
CIENA CORP	26,200.000	2,660,242.54	995,600.00
COM STK USD 0.01

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	8

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

CISCO SYSTEMS	362,980.000	8,073,672.25	6,606,236.00
COMMON STOCK NPV
CINTAS CORP COM	10,000.000	445,395.53	462,500.00
CITIGROUP INC	320,917.000	10,367,480.27	16,957,254.28
COM
CLEAR CHANNEL COMMUNICATIONS INC	33,500.000	1,929,433.22	2,100,450.00
COM
CLOROX CO COM	50,900.000	1,604,597.87	1,722,965.00
COCA-COLA CO COMMERCIAL PAPER	1,500,000.000	1,495,137.50	1,495,137.50
DISC DTD 06JUN2001 DUE 06JUL2001
COCA COLA CO COM	63,800.000	3,847,542.09	2,871,000.00
COLGATE PALMOLIVE CO COM	28,600.000	1,460,912.92	1,687,114.00
COMCAST CORP	20,200.000	628,669.76	876,680,00
CL A SPL
COMERICA	42,610.000	2,679,551.99	2,454,336.00
COMMON STOCK USD5
COMMERCE BANCHSHARES INC COM	7,558.000	199,849.94	278,890.20
COMPAQ COMPUTER CORP	73,400.000	1,706,179.62	1,124,488.00
COMPUTER ASSOC INTL	46,900.000	1, 912,372.14	1,688,400.00
COMMON USD 0.10
COMPUTER SCIENCES COM $US1	45,670.000	2,314,872.98	1,580,182.00
COMVERSE TECHNOLOGY INC	24,788.000	1,372,606.65	1,415,394.80
COM PAR $0.10
CONCORD EFS	10,700.000	529,650.00	556,507.00
COM STK USD0.33 1/3

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	9

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

COOPER INDS INC COM	23,100.000	866,305.67	914,529.00
CORNING INC	67,600.000	1,379,762.13	1,129,596.00
COM
COSTCO WHOLESALE CORP	19,300.000	701,263.79	792,844.00
COM STK USD0.01
(FORMERLY PRICE COSTCO/COSTCO CO)
COX COMMUNICATIONS INC	17,400.000	608,809.61	770,820.00
CLASS ‘A’ COM STK USD0.01
DANA COM USD1	24,100.000	543,550.15	562,494.00
DANAHER CORP COM	18,700.000	1,033,414.52	1,047,200.00
DEERE & CO COM $US1	100,500.000	4,077,982.63	3,803,925.00
DEERE & CO MED TERM NTS BE COMMERCIAL PA	1,500,000.000	1,493,345.00	1,493,345.00
DISC DTD 26JUN2001 DUE 09AUG2001
DELL COMPUTER COM USD1	241,380.000	7,717,274.07	6,312,087.00
WALT DISNEY CO	1,500,000.000	1,488,643.75	1,488,643.75
DISC NOTE 07/16/2001
DISNEY WALT CO	148,217.000	4,499,685.14	4,281,989.13
DISNEY COM
DONNELLEY R R & SONS CO COM	55,100.000	1,682,819.96	1,636,470.00
DOW CHEM CO COM	45,600.000	1,318,561.01	1,516,200.00
DOW CHEM COMMERCIAL PAPER	1,800,000.000	1,792,748.00	1,792,748.00
DISC DTD 05JUN2001 DUE 12JUL2001
DOW JONES COM USD1	27,600.000	1,298,607.53	1,647,996.00
DU-PONT DE NEMOURS	68,800.000	2,937,404.10	3,318,912.00
COM USD0.60

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	10

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

DUKE ENERGY CORPORATION	26,200.000	655,144.08	1,022,062.00
DUN & BRADSTREET CORP DEL NEW	31,700.000	521,406.69	893,940.00
COMMON STOCK
DYNEGY INC NEW	100.000	4,407.52	4,550.00
CL A
COMMON STOCK USD.01
EMC CORP MASSACHUSETTS	156,120.000	8,482,909.87	4,566,510.00
COM STK USD0.01
EASTMAN KODAK CO COM	52,300.000	2,868,804.24	2,441,364.00
EATON CORP COM	18,600.000	1,198,600.58	1,303,860.00
ECHOSTAR COMMUNICATIONS CORP	12,800.000	727,283.21	414,976.00
CLASS ‘A’ COM STK USD0.01
ECOLAB INC COM	14,700.000	530,949.80	602,259.00
EL PASO CORPORATION	12,700.000	809,597.62	667,258.00
COMMON STOCK USD3
(FORMERLY EL PASO ENERGY CORP)
ELAN PLC	16,700.000	907,642.99	1,018,700.00
ADR(CNV TO 1 ORD IEP0.04)
ELECTRONIC ARTS	5,700.000	239,865.77	330,030.00
COM STK NPV
ELECTRONIC DATA SYS CORP NEW	16,800.000	880,526.24	1,050,000.00
COMMON STOCK
ENRON CORP COM	38,500.000	2,030,127.83	1,890,350.00
ENTERGY CORP NEW	700.000	28,257.32	26,873.00
COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	11

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

EQUILON ENTERPRISES LLC COMMERCIAL PAPER	1,500,000.000	1,490,125.00	1,490,125.00
DISC DTD 02MAY2001 DUE 10JUL2001
EXELON CORP	32,925.000	1,145,497.94	2,111,151.00
COMMON STOCK
EXXON MOBIL CORP	237,397.000	14,207,828.13	20,736,627.95
COMMON STOCK
FPL GROUP COM USD0.01	2,600.000	175,062.44	156,546.00
FAMILY DOLLAR STORES, INC	21,270.000	547,983.28	545,150.10
COM STK USD0.10
FEDERAL HOME LN MTG CORP	285,433.950	286,459.71	287,663.19
PARTN CTF GROUP #C00445
7.000% 02/01/2026
FEDERAL HOME LN BKS	5,295,000.000	5,369,235.90	5,312,367.60
6.050% DTD 27MAY1998 DUE 27MAY2008
FEDERAL HOME LN MTGE SR PARTN PFD	159,610.000	6,977,534.92	10,861,460.50
FEDERAL HOME LN MTG CORP	25,996.030	26,574.16	29,540.07
PARTN CTF GROUP # 533914
11.500% 03/01/2018
FEDERAL NATIONAL MORTGAGE ASSOC	168,830.000	9,247,644,13	14,355,614.90
COM NPV
FEDERAL NATL MTG ASSN	1,845,000.000	1,781,536.96	1,832,601.60
02/05/1998 5.750% 02/15/2008
FEDERAL NATL MTG ASSN	1,585,000.000	1,566,661.55	1,639,238.70
DTD 09/01/1999 6.625% 09/15/2009
FEDERAL NATIONAL MORTGAGE ASSOCIATION	1,630,000.000	1,708,191.10	1,682,975.00
6.625% DTD 3N0V2000 DUE 15NOV2010

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	12

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FEDERAL HOME MORTGAGE CORP	1,980,000.000	1,981,870.24	1,953,705.60
6.000% DTD 25MAY2001 DUE 15MAY2011
FEDERAL NATL MTG ASSN	652,054.400	665,044.54	665,095.49
GTD MTG PASS THRU CTF POOL #303590
7.000% 11/01/2010
FEDERAL NATL MTG ASSN	344,002.300	343,948.41	350,882.35
GTB MTG PASS THRU CTF POOL #303777
7.000% 03/01/2011
FEDERAL NATIONAL MORTGAGE ASSOCIATION	194,491.640	198,232.35	200,446.97
POOL#303901
7.500% DTD 01APR1996 DUE 01MAY2011
FEDERAL NATL MTG ASSN	655,872.330	655,667.26	675,541.94
GTD MTG PASS THRU CTF POOL #313078
7.500% 09/01/2011
FEDERAL NATL MTG ASSN	291,370.240	292,872.55	293,919.73
GTD MTG PASS THRU CTF POOL #335267
6.500% 01/01/2011
FEDERAL NATL MTG ASSN	1,012,618.340	1,004,074.34	1,019,888.94
GTD MTG PASS THRU CTF POOL #336399
7.000% 02/01/2026
FEDERAL NATL MTG ASSN	382,621.340	391,391.94	385,368.56
GTD MTG PASS THRU CTF POOL #336914
7.000% 02/01/2026
FEDERAL NATL MTG ASSN	480,350.460	466,915.62	475,546.96
GTD MTG PASS THRU CTF POOL #340687
6.000% 03/01/2011
FEDERAL NATL MTG ASSN	2,653,647.550	2,665,399.76	2,711,682.82
GTD MTG PASS THRU CTF POOL #357002
7.500% 06/01/2027

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	13

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FEDERAL NATL MTG ASSN	1,565,476.590	1,562,296.69	1,601,185.11
GTD MTG PASS TMRU CTF POOL #370203
7.500% 01/01/2027
FEDERAL NATL MTG ASSN	1,708,041.880	1,720,655.78	1,717,185.09
GTD MTG PASS TNRU CTF POOL #406723
6.500% 03/01/2013
FIFTH THIRD DANCORP	22,400.000	818,723.66	1,345,120.00
COM STK NPV
FINISAR CORP	22,600.000	391,593.59	422,168.00
COM
FIRST DATA CORP COMMERCIAL PAPER	1,500,000.000	1,494,885.00	1,494,885.00
DISC DTD 28JUN2001 DUE 31JUL2001
FIRST ENERGY CORP	50,235.000	1,080,901.79	1,615,557.60
COMMON STOCK
FLEET BOSTON CORP	610,000.000	607,346.50	636,919.30
SUB NT
12/06/1999 7.375% 12/01/2009
FLEET BOSTON FIN CORP	94,999.000	2,550,768.69	3,747,710.55
COM STK USD.01
(FORMERLY FLEET BOSTON CORP)
FORD MOTOR	51,500.000	1,349,144.60	1,264,325.00
COMMON STOCK
FORD MOTOR CRED COMMERCIAL PAPER	2,000,000.000	1,988,502.22	1,988,502.22
DISC DTD 18APR2001 DUE 13JUL2001
FORD MOTOR CR CO	565,000.000	551,553.00	573,655.80
DTD 04/28/1998 6.125% 04/28/2003
FOREST LABS INC COM	12,500.000	924,113.11	887,500.00

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	14

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FORT JAMES CORP	925,000.000	954,655.50	875,392.25
SR NT DTD 09/29/1997 6.875% 09/15/2007
FORTUNE BRANDS INC	60,300.000	1,687,250.52	2,313,108.00
COM
GOVERNMENT NATL MTG ASSN	172,793.260	177,059.06	179,326.57
PASS THRU CTF POOL #405559
8.000% 01/15/2026
GOVERNMENT NATL MTG ASSN	132,965.420	136,642.72	137,909.07
PASS THRU CTF POOL #431644
8.000% 11/15/2026
GOVERNMENT NATL MTG ASSN	643,216.130	612,160.81	636,584.57
PASS THRU CTF POOL #434181
6.500% 02/15/2029
GOVERNMENT NATL MTG ASSN	148,146.140	151,803.50	153,469.03
PASS THHRU CTF POOL #434406
8.000% 06/15/2029
GOVERNMENT NATL NTG ASSN	127,284.230	130,804.45	131,857.55
PASS THRU CTF POOL #434427
8.000% 07/15/2029
GOVERNMENT NATL MTG ASSN	1,845,040.530	1,799,346.95	1,861,184.63
PASS THRU CTF PL # 434504
7.000% 08/15/2029
GOVERNMENT NATL MTG ASSN	965,874.620	972,515.00	974,326.02
PASS THRU CTF POOL #435038
7.000% 02/15/2031
GOVERNMENT NATL MTG ASSN	2,677,428.490	2,682,867.03	2,648,137.42
PASS THRU CTF POOL #437478
6.500% 03/15/2029
GOVERNMENT NATL MTG ASSN	42,725.210	43,779.98	44,313.73
PASS THRU CTF POOL #440437
8.000% 10/15/2026

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	15

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

GOVERNMENT NATL MTG ASSN	369,083.760	379,291.23	382,806.29
PASS THRU CTF POOL #441027
8.000% 12/15/2026
GOVERNMENT NATL MTG ASSN	3,439,855.710	3,467,367.76	3,404,489.77
PASS THRU CTF POOL #486831
6.500% 10/15/2028
GOVERNMENT NATL MTG ASSN	1,409,265.910	1,327,572.54	1,394,736.38
PASS THRU CTF POOL #486845
6.500% 01/15/2029
GOVERNMENT NATL MTG ASSN	937,525.950	881,274.32	927,269.42
PASS THRU CTF POOL #487034
6.500% 03/15/2029
GOVERNMENT NATL MTG ASSN	1,839,117.350	1,731,696.47	1,818,997.41
PASS THRU CTF POOL #487056
6.500% 03/15/2029
GOVERNMENT NATL MTG ASSN	3,154,129.700	3,116,674.39	3,119,623.52
PASS THRU CTF POOL #490383
6.500% 04/15/2029
GOVERNMENT NATL MTG ASSN	1,021,190.020	968,694.40	1,010,661.55
PASS THRU CTF POOL #498286
6.500% 01/15/2029
GOVERNMENT NATL MTG ASSN	289,326.160	296,468.91	299,721.65
PASS THRU CTF POOL #499365
8.000% 07/15/2029
GOVERNMENT NATL MTG ASSN	438,503.340	445,286.44	454,258.77
PASS THRU CTF POOL #503168
8.000% 06/15/2030
GOVERNMENT NATL MTG ASSN	430,870.730	437,535.76	446,351.92
PASS THRU CTF POOL #506235
8.000% 06/15/2030

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	16

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

GOVERNMENT NATL MTG ASSN	4,012,603.990	4,057,745.79	4,047,714.27
PASS THRU CTF POOL # 506877
7.000% 05/15/2029
GOVERNMENT NATL MTG ASSN	434,682.250	441,406.23	450,300.38
PASS THHRU CTF POOL #513586
8.000% 06/15/2030
GOVERNMENT NATL MTG ASSN	312,547.170	317,381.88	323,776.99
PASS THRU CTF POOL #515672
8.000% 04/15/2030
GOVERNMENT NATL MTG ASSN	738,519.800	749,943.79	765,054.82
PASS THRU CTF POOL #515673
8.000% 04/15/2030
GOVERNMENT NATL MTG ASSN	663,577.100	673,427.07	687,419.43
PASS THRU CTF POOL #520126
8.000% 08/15/2030
GOVERNMENT NATL MTG ASSN	417,288.290	423,743.21	432,281.46
PASS THRU CTF POOL #524786
8.000% 07/15/2030
GOVERNMENT NATL MTG ASSN	394,305.620	400,405.03	408,473.02
PASS THRU CTF POOL #527729
8.000% 03/15/2030
GOVERNMENT NATL MTG ASSN	729,938.320	721,726.52	756,165.00
PASS THRU CTF POOL #528232
8.000% 06/15/2030
GOVERNMENT NATL MTG ASSN	389,457.420	395,481.83	403,450.63
PASS THRU CTF POOL #529173
8.000% 06/15/2030
GOVERNMENT NATL MTG ASSN	353,365.940	358,832.02	366,062.38
PASS THRU CTF POOL #530048
8.000% 06/15/2030

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	17

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

GOVERNMENT NATL MTG ASSN	918,481.590	932,115.26	951,482.63
PASS THRU CTF POOL #532749
8.000% 08/15/2030
GOVERNMENT NATL MTG ASSN	3,744,405.070	3,739,724.56	3,703,441.28
PASS THRU CTF POOL #543988
6.500% 03/15/2031
GOVERNMENT NATL MTG ASSN	1,500,000.800	1,522,266.44	1,513,125.81
PASS THRU CTF POOL #551219
7.000% 02/15/2031
GOVERNMENT NATL MTG ASSN	2,000,000.000	1,979,062.50	1,978,120.00
PASS THRU CTF POOL #564649
6.500% 06/15/2031
GOVERNMENT NATL MTG ASSN	1,942,139.910	1,986,444.88	1,971,272.01
PASS THRU CTF POOL #780105
7.000% 01/15/2025
GOVERNMENT NATL MTG ASSN	4,044,687.080	3,764,703.23	4,002,986.36
PASS THRU CTF POOL #781029
6.500% 05/15/2029
GOVERNMENT NATL MTG ASSN	1,761,852.120	1,796,538.58	1,777,268.33
PASS THRU CTF POOL #781231
7.000% 12/15/2030
GTE CORP	500,000.000	521,950.00	469,535.00
DEB 6.940% 04/15/2028
GAP STORES INC COM	36,837.000	1,002,433.81	1,068,273.00
GEMSTAR TV-GUIDE INTL INC	7,100.000	278,345.01	302,460.00
COM STK NPV
GENENTECH INC	4,100.000	219,951.36	225,910.00
COM STK

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	18

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

GENERAL DYNANICS CORP COM USD1	7,900.000	487,460.30	614,699.00
GENERAL ELEC CAP CORP COMMERCIAL PAPER	2,000,000.000	1,988,441.67	1,988,441.67
DISC DTD 20JUN2001 DUE 06AUG2001
GENERAL ELECTRIC CO (U.S.)	583,340.000	17,005,260.32	28,437,825.00
GENERAL MILLS INC COM	52,500.000	1,760,883.34	2,298,450.00
GENERAL MOTORS COMMERCIAL PAPER	2,000,000.000	1,990,200.00	1,990,200.00
DISC DTD 25JUN2001 DUE 13AUG2001
GENERAL MTRS CORP	30,800.000	1,012,301.14	642,488.00
CL H NEW
GENUINE PARTS CO COM	67,000.000	1,991,845.45	2,110,500.00
GENZYME CORP	6.000	57.77	49.62
COM BIOSURGERY
GILLETTE CO COM	145,600.000	5,028,265.19	4,220,944.00
GOLDMAN SACHS GROUP INC	6,600.000	717,816.00	566,280.00
COMMON STOCK
GREAT LAKES CHEM COM USD1	52,600.000	2,321,523.82	1,622,710.00
GUIDANT CORP	14,500.000	528,849.48	522,000.00
COM
HCA-HEALTHCARE CO	43,600.000	1,586,929.00	1,970,284.00
COM
HARLEY DAVIDSON	16,300.000	748,629.61	767,404.00
COM STK USD0.01
HARRIS CORP DEL COM	1,161,340.000	31,477,569.20	31,600,061.40
HASBRO INC COM	119,100.000	1,794,056.86	1,720,995.00

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	19

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

HEINZ H J CO COM	40,900.000	1,607,036.47	1,672,401.00
HERCULES INC COM	87,200.000	3,082,140.08	985,360.00
HERSHEY FOODS CORP	995,000.000	1,090,141.90	1,038,033.75
NT DTD 08/15/1997 6.950% DUE 08/15/2012
HERSHEY FOODS CORP COM	54,400.000	3,016,926.88	3,357,024.00
HEWLETT PACKARD CO COM	79,900.000	2,832,478.92	2,285,140.00
HILTON HOTELS CORP	134,000.000	1,901,638.62	1,554,400.00
COM USD2.50
HOME DEPOT INC COM	177,190.000	6,169,464.73	8,248,194.50
HONEYWELL INTL INC	775,000.000	774,388.91	806,000.00
6.875% DTD 25SEP2000 DUE 03OCT2005
HONEYWELL INTERNATIONAL	110,500.000	4,219,611.60	3,866,395.00
COM STK USD1
FORMERLY ALLIEDSIGNAL INC
HOUSEHOLD FIN CORP SR MTNS BE COMMERCIAL	1,800,000.000	1,786,787.00	1,786,787.00
DISC DTD 19JUN2001 DUE 31AUG2001
HOUSEHOLD INTL CORP COM	2,900.000	191,799.01	193,430.00
HUDDELL HARVEY INC CL B	58,700.000	1,810,083.47	1,702,300.00
HUMAN GENOME SCIENCES INC	11,000.000	654,736.86	662,750.00
COM
IBM CR CORP	500,000.000	504,585.00	504,165.00
MEDIUM TERM NTS TRANCHE # TR 00016
6.640% 10/29/2001
IDEC PHARMACEUTICALS CORP	10,000.000	648,993.80	676,900.00
COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	20

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

ILLINOIS TOOL WKS INC COM	17,400.000	1,043,387.57	1,101,420.00
IMMUNEX CORP	22,600.000	1,159,680.30	401,150.00
(NEW) COM
INGERSOLL RAND	500,000.000	499,420.00	501,185.00
DTD 05/23/2001 6.250% 05/15/2006
INGERSOLL RAND CO COM	106,700.000	5,011,542.91	4,396,040.00
INTEGRATED DEVICE TECHNOLOGY	17,400.000	565,805.65	551,406.00
COM NPV
INTEL CORP	490,980.000	14,347,966.62	14,361,165.00
COMMON STOCK USD0.001
INTERNATIONAL BUSINESS MACHS CORP	965,000.000	964,256.95	916,045.55
NT DTD 02/01/1999 5.375% 02/01/2009
INTERNATIONAL BUSINESS MACHS CORP COM	51,100.000	5,325,869.43	5,774,300.00
INTERNATIONAL FLAVORS & FRAGRANCES INC	70,600.000	2,787,166.02	1,774,178.00
COM
INTERNATIONAL LEASE FIN MTN BE	1,500,000.000	1,491,696.67	1,491,696.67
COMMERCIA DISC DTD 02MAY2001
DUE 07AUG2001
INTERNATIONAL LEASE FIN NTN BE	1,000,000.000	999,970.00	1,001,840.00
5.250% DTD 05JUN2001 DUE 07JUN2004
INTERNATIONAL PAPER CO COM	83,296.000	2,982,963.90	2,973,667.20
INTERNATIONAL RECTIFIER CORP	10,900.000	597,100.70	371,690.00
COMMON STOCK USD1
INTERPUBLIC	85,840.000	3,417,830.98	2,519,404.00
COM USD0.10
JDS UNIPHASE CORP	69,310.000	4,924,813.82	866,375.00
COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	21

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

JP MORGAN CHASE & CO	152,520.000	5,807,581.50	6,802,392.00
COMMON STOCK
(FORMERLY CHASE MAHATTAN CORP)
JOHNSON & JOHNSON	168,320.000	7,782,002.23	8,416,000.00
COMMON STOCK
KLA-TENCOR CORPORATION	24,600.000	1,374,020.87	1,438,362.00
COM STK USD0.001
(FORMERLY KLA INSTRUMENTS)
K N ENERGY INC	1,360,000.000	1,306,946.40	1,377,163.20
SR NT 6.650% 03/01/2005
KELLOGG CO COM	23,700.000	802,689.70	687,300.00
KIMBERLY CLARK CORP COM	82,250.000	4,938,161.92	4,597,775.00
KNIGHT RIDDER INC	46,000.000	2,116,964.58	2,727,800.00
KOHL’S CORP	18,100.000	1,065,192.68	1,135,413.00
COM
KRAFT FOODS INC	32,900.000	1,024,367.73	1,019,900.00
CLASS “A” COMMON STOCK NPV
LSI LOGIC CORP	14,900.000	803,766.93	280,120.00
COM STK USD0.01
LAM RESEARCH CORPORATION	12,500.000	353,835.77	370,625.00
CON. STK. NPV
ESTEE LAUDER CO	25,700.000	1,037,494.43	1,107,670.00
COM
LEGGET & PLATT INC COM	15,200.000	320,251.35	334,856.00
LEHMAN BROTHERS HLDGS INC	1,000,000.000	1,018,690.00	1,020,990.00
NT DTD 04/07/1998 6.250% 04/01/2003

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	22

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

LEXMARK INTERNATIONAL INC	18,200.000	1,198,441.83	1,223,950.00
CLASS ‘A’COM STK USD0.01
LILLY ELI & CO COM	24,459.000	1,839,199.22	1,809,966.00
LINCOLN NATIONAL CORP	35,400.000	1,122,806.78	1,831,950.00
COM USD1.25
LINEAR TECHNOLOGY CORP COM	41,100.000	1,620,578.09	1,817,442.00
LOCKHEED MARTIN CORP	111,000.000	3,410,026.02	4,112,550.00
COM
LOWES COS INC COM	56,000.000	1,629,435.56	2,031,400.00
LUCENT TECHNOLOGIES INC	68,625.000	2,346,145.06	426,161.25
COM STK USD0.01
MBIA COM	10,650.000	414,521.15	592,992.00
MBNA CORP	29,900.000	1,063,872.20	986,700.00
COM
MGIC INVT CORP	44,260.000	1,597,217.97	3,215,046.40
WIS COM
MGM MIRAGE INC	965,000.000	962,606.80	1,005,414.20
8.500% DTD 15SEP2000 15SEP2010
MARSH MCLENNAN	38,230.000	3,839,412.79	3,861,230.00
USD1
MARRIOTT INTERNATIONAL INC	8,500.000	361,350.57	402,390.00
COMMON STOCK USD1 CLASS ‘A’
MASCO CORP COM	192,890.000	4,795,975.51	4,814,534.40
MAXIM INTERGRATED PRODUCTS	62,400.000	1,425,610.90	2,758,704.00
COM STK NPV

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	23

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

MAY DEPT STORES CO COM	58,450.000	1,718,671.78	2,002,497.00
MCCORMICK & CO, INC	34,900.000	917,241.39	1,466,498.00
COM NON.V MPV
MCDONALDS CORP COM	100,700.000	2,897,146.46	2,724,942.00
MCGRAW HILL COMPANIES INC	17,700.000	975,596.12	1,170,855.00
COM
MCKESSON HBOC INC	27,600.000	888,242.53	1,024,512.00
COM
MEAD CORP COM	23,300.000	572,589.56	632,362.00
MEDTRONIC INC COM	198,026.000	7,480,357.21	9,111,176.26
MELLON FINL CORP	134,600.000	3,169,653.87	6,031,426.00
COM
MERCANTILE BANKSHARES CORP COM	39,000.000	1,033,465.10	1,526,070.00
MERCK & CO INC COM	148,780.000	8,496,985.70	9,508,529.80
MERRILL LYNCH & CO	555,000.000	535,502.85	562,392.60
DTD 11/24/1998 6.000% 11/15/2004
MERRILL LYNCH & CO INC COM	19,300.000	1,325,527.28	1,143,525.00
MET LIFE FDG INC COMMERCIAL PAPER	1,800,000.000	1,794,096.00	1,794,096.00
DISC DTD 21JUN2001 DUE 24JUL2001
MICROSOFT CORP	332,362.000	18,319,762.07	24,262,426.00
COMMON STOCK
MICRON TECHNOLOGY INC	43,900.000	1,807,656.79	1,804,290.00
COM STK USD0.10
MILLENNIUM PHARMACEUTICALS INC	12,100.000	501,810.78	430,518.00
COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	24

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

MINNESOTA MINING & MANUFACTURING CO	32,600.000	2,792,727.17	3,719,660.00
COM STK NPV
MIMNESOTA MINING COMMERCIAL PAPER	1,800,000.000	1,792,685.00	1,792,685.00
DISC DTD 11JUN2001 DUE 19JUL2001
MOODYS CORP	53,300.000	1,126,955.27	1,785,550.00
COMMON STOCK
MORGAN STANLEY INTERNATIONAL	6,780,549.787	71,953,850.41	70,110,884.80
MAGNUM FUND
MORGAN STANLEY DEAN WITTER & CO	1,000,000.000	1,004,390.00	1,006,390.00
GLOBAL NT DTD 01/20/99 5.625% 01/20/2004
MORGAN STANLEY DEAN WITTER DISCOVER & CO	87,210.000	6,598,563.78	5,601,498.30
COM NEW
MOTOROLA INC H	108,578.000	2,837,850.57	1,798,051.68
COM USD3.00
NATIONAL CITY CORP	46,200.000	953,190.82	1,422,036.00
COM USD4
NEW YORK TIMES CO CL A	15,200.000	637,713.97	638,400.00
NEWELL RUBBERMAID INC	17,500.000	430,282.50	439,250.00
COM
NEWS AMER HLDGS INC	500,000.000	470,510.00	470,100.00
SR DEB DTB 10/30/1995
7.700% 10/30/2025
NIAGRA MOHAWK HLDGS INC	52,800.000	770,234.47	934,032.00
COM
NIKE INC COMMERCIAL PAPER	1,800,000.000	1,787,493.00	1,787,493.00
DISC DTD 12JUN2001 DUE 17AUG2001

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	25

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

NOBLE DRILLING CORP	12,500.000	455,888.36	409,375.00
COM STK USD0.10
NORFOLK SOUTHERN CORP	500,000.000	573,695.00	516,050.00
7.800% 05/15/2027
NORFOLK SOUTHN CORP COM	96,800.000	2,753,911.97	2,008,600.00
NORTHERN TRUST CORP	10,000.000	462,939.98	625,000.00
COM
NOVELLUS SYS INC	16,800.000	396,472.14	954,072.00
COM
OMNICOM GROUP COM USD0.5	29,400.000	1,781,085.50	2,528,400.00
OPENWAVE SYSTEMS INC	7,001.000	438,719.18	242,934.70
COMMON STOCK
(FORMERLY PHONE.COM INC)
ORACLE CORP	278,570.000	8,062,933.22	5,292,830.00
COM
PMC-SIERRA INC	7,200.000	596,448.44	223,704.00
COM STK NPV
(FRMLY SIERRA SEMICONDUCTOR)
PMI GROUP INC	40,735.000	1,376,564.86	2,918,662.75
COM STK NPV
PALL CORP COM USD0.25	96,600.000	2,140,977.50	2,272,998.00
PARKER HANNIFIN CORP COM NPV	21,100.000	915,180.57	895,484.00
PENNEY (JC) COM	38,700.000	1,640,841.94	1,020,132.00
USD0.50
PEOPLESOFT INC	36,200.000	893,667.79	1,782,126.00
COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	26

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

PEPSI BOTTLING GROUP INC	10,000.000	427,170.21	401,000.00
COM
PEPSICO INC COM	60,400.000	2,608,053.43	2,669,680.00
PFIZER INC COM	368,845.000	11,539,933.30	14,772,242.25
PHARMACIA CORP	28,441.000	1,192,201.39	1,306,863.95
COMMON STOCK
PHELPS DODGE CORP	500,000.000	499,145.00	491,880.00
8.750% DTD 30MAY2001 DUE 01JUN2011
PHELPS DODGE CORP USD6.25	22,500.000	1,285,258.31	933,750.00
PHILIP MORRIS COMMERCIAL PAPER	1,800,000.000	1,793,118.00	1,793,118.00
DISC DTD 19JUN2001 DUE 26JUL2001
PHILIP MORRIS COS INC COM	167,100.000	6,451,701.89	8,480,325.00
PHILIPS PETROLEUM COM $US1.25	9,700.000	647,765.07	552,900.00
PRAXAIR INC	91,589.000	3,955,499.03	4,304,683.00
COM STK USD0.01
PROCTER & GAMBLE COMMERCIAL PAPER	1,800,000.000	1,793,840.00	1,793,840.00
DISC DTD 14JUN2001 DUE 16JUL2001
PROCTER & GAMBLE CO COM	61,400.000	4,291,976.40	3,917,320.00
PROTEIN DESIGN LABS	9,900.000	843,198.02	858,924.00
COM STK USD0.01
PRUDENTIAL COMMERCIAL PAPER	1,800,000.000	1,793,608.00	1,793,608.00
DISC DTD 28JUN2001 DUE 01AUG2001
PUTNAM MEW OPPORTUNITIES FD	216,237.169	10,057,509.16	10,372,897.00
SH BEN INT

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	27

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

QUAKER OATS CO COM	9,000.000	546,682.30	821,250.00
QUALCOMM INC	78,400.000	5,200,744.62	4,584,832.00
COM STK USD0.0001
QUEENSLAND TREASURY CORP	2,300,000.000	1,164,176.54	1,133,443.22
SERIES 11G
6.00% DTD 14DEC99 DUE 14JUN2011
QWEST COMMUNICATIONS INTL INC	55,500.000	2,298,865.05	1,768,785.00
COM
RCM EQUITY FDS INC	129,353.990	4,488,260.65	4,227,288.39
GLOBAL TECHNOLOGY FD
RADIAN GROUP INC	127,503.000	2,786,254.26	5,157,496.35
COM
RADIO SHACK	82,130.000	2,398,506.99	2,504,965.00
READERS DIGEST ASSN INC	13,100.000	450,150.85	376,625.00
CLASS “A” NV COMMON
CANADIAN TAX REFUND (CDA$)	152.000	0.00	0.00
ACCRUAL FOR TAX RECLAIMS
ROCKWELL INTERNATIONAL CORP	60,900.000	2,273,424.60	2,321,508.00
NEW COM STK USD1
ROUSE COM USD 0.01	53,800.000	1,362,986.50	1,541,370.00
ROYAL DUTCH PETE CO	52,900.000	2,453,288.93	3,082,483.00
N Y REGISTRY SH PAR N CLDR 1.25
SDC COMMUNICATIONS INC	170,552.000	6,727,195.87	6,832,313.12
COM
SPX CORP	28,440.000	3,374,581.53	3,560,119.20
COM STK USD10

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	28

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

SABRE HLDGS CORP	900.000	40,120.26	45,000.00
CL A
SAFECO CORP	56,800.000	2,059,715.33	1,675,600.00
SAFEWAY STORES INC	65,890.000	3,051,387.52	3,162,720.00
COM USD0.01
ST. JUDE MEDICAL INC	3,700.000	214,011.77	222,000.00
COM STK USD0.10
ST PAUL COG INC COM	35,254.000	1,256,085.77	1,787,377.80
SANMINA CORP	128,090.000	4,291,950.80	2,998,586.90
COM STK USD0.01
SCANA CORP MED TERM NTS BK ENT	1,000,000.000	1,021,240.00	1,029,890.00
6.510% DTD 01JUL1993 DUE 01JUL2003
SCHERING PLOUGH CORP COM	108,400.000	4,107,290.41	3,928,416.00
SCHLUMBERGER LTD	62,770.000	3,603,226.20	3,304,840.50
COM
SCHWAB CHARLES CORP NEW COM	59,450.000	1,556,258.66	936,337.50
SCIENTIFIC-ATLANTA INC	10,200.000	661,295.38	414,120.00
COM STK USD0.50
SIEBEL SYS INC	37,890.000	2,276,571.53	1,777,041.00
COM
SIMON PPTY GROUP INC NEW	65,768.000	1,587,011.70	1,971,066.96
COM
SONY CORP ADR NEW 50 YEN SH	13,000.000	1,004,119.38	855,400.00
SOUTHERN CO COM	46,000.000	677,523.91	1,069,500.00

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	29

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

SPRINT CORP	82,200.000	2,300,253.50	1,755,792.00
COM
SPRINT CORP	18,600.000	470,423.26	449,190.00
PCS CON SER 1
STANLEY WORKS COM USD2.50	44,600.000	1,293,625.34	1,867,848.00
STAPLES INC	22,300.000	293,594.43	356,577.00
COM
STARBUCK CORP	29,800.000	594,591.91	685,400.00
COM STK NPV
STARWOOD HOTELS & RESORTS WORLDWIDE INC	73,102.000	3,034,450.32	2,725,242.56
COM
STATE STREET PASSIVE BOND MARKET	201,802.384	2,587,223.18	2,584,886.74
INDEX FUND
STATE STREET CORP	11,400.000	513,249.19	564,186.00
COM
SUN MICROSYSTEMS COM USD0.0006	160,140.000	5,970,091.30	2,517,400.80
SYMBOL TECHNOLOGIES INC	16,475.000	425,684.48	365,745.00
SYSCO CORP USD1	28,500.000	604,407.05	773,775.00
TRW INC COM	10,400.000	371,630.25	426,400.00
TARGET CORP	95,930.000	2,579,934.55	3,319,178.00
COMMON STOCK USD.1667
FORMERLY DAYTON HUDSON CORP
TEKTRONIX INC COM	15,700.000	414,285.63	426,255.00
TELLABS INC COM	41,770.000	2,770,723.53	809,502.60

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	30

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

TELLIUM INC	300.000	4,500.00	5,460.00
COM
TENET HEALTHCARE CORP	123,980.000	3,601,352.83	6,397,368.00
COM
TERADYNE, INC	21,900.000	850,678.89	766,500.00
COM STK USD0.125
TEXACO CAP INC	1,300,000.000	1,248,804.00	1,235,468.00
NT DTD 01/25/1999 5.500% 01/15/2009
TEXACO INC COMMERCIAL PAPER	1,800,000.000	1,788,061.50	1,788,061.50
DISC DTD 08JUN2001 DUE 10AUG2001
TEXACO INC COM	107,480.000	5,459,769.55	7,164,616.80
TEXAS INSTRS INC COM	98,900.000	3,407,823.61	3,154,910.00
TOSCO CORP	500,000.000	509,975.00	542,770.00
NT DTD 02/15/2000 8.125% 02/15/2030
TOYS ‘R’ US COM USD0.10	113,000.000	1,965,018.86	2,796,750.00
TYCO INTL GROUP S A	545,000.000	550,098.48	551,409.20
NT 6.375% 06/15/2005
TYCO INTL LTD NEW	77,200.000	2,475,857.85	4,208,172.00
COM
UBS FINANCE COMMERCIAL PAPER	1,800,000.000	1,790,641.00	1,790,641.00
DISC DTD 14JUN2001 DUE 02AUG200l
USX-MARATHON GROUP INC	46,500.000	1,169,573.81	1,372,215.00
COMMON STOCK
UST INC COM USD0.5	84,800.000	2,544,001.10	2,447,328.00
US BANCORP	79,084.000	1,762,632.53	1,802,324.36
COMMON STOCK USD1.25(NEW)

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	31

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

UNION PAC CORP CON	85,800.000	4,551,274.01	4,711,278.00
UNISYS COM USD0.01	41,900.000	803,172.63	616,349.00
US GOVERNMENT BOND	7,195,000.000	8,060,349.80	8,289,184.59
3.875% DTD 15APR1999 DUE 15APR2029
US GOVERNMENT TREASURY NOTES	1,865,000.000	1,867,910.15	2,109,027.34
3.375% 15JAN07 INFLATION LINKED NOTE
UNITED STATES TREAS NTS	5,450,000.000	5,171,226.44	5,494,254.00
DTD 05/15/1999 5. 500% 05/15/2009
UNITED STATES TREAS NOTES	1,530,000.000	1,527,277.22	1,535,737.50
3.500% DTD 15JAN2001 l5JAN20l1
UNITEDHEALTH GROUP INC	11,900.000	579,125.21	734,825.00
COMMON STOCK USD0.01
UNIVISION COMMUNICATIONS INC	7,700.000	288,611.68	329,406.00
CL A
UNOCAL CORP COM	72,700.000	2,534,813.74	2,482,705.00
UNUMPROVIDENT CORP	95,700.000	2,800,551.25	3,073,884.00
COM
VERISIGN INC	12,500.000	1,121,822.92	750,125.00
COM
VERIZON COMMUNICATIONS	72,734.000	2,957,958.48	3,891,269.00
COMMON STOCK
VERITAS SOFTWARE CO	29,724.000	2,074,669.99	1,977,537.72
COM
VERTEX PHARMACEUTICAL	1,900.000	134,006.35	94,050.00
COM STK USD0.01

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	32

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

VIACOM INC	74,154.000	2,956,632.80	3,837,469.50
CLASS B COMMON
VITESSE SEMICONDUCTOR CORP	47,870.000	2,572,839.54	1,007,184.80
COM STK USD0.01
WAL MART STORES INC	860,000.000	864,016.20	861,659.80
NT DTD 08/10/1999 6.150% 08/10/2001
WAL MART STORES INC COM	232,680.000	7,327,057.26	11,354,784.00
WALGREEN CO COM	122,290.000	3,262,797.92	4,214,113.40
WASHINGTON MUT INC	16,350.000	407,532.31	613,942.50
COM
WASTE MGMT INC DEL	109,072.000	2,778,035.21	3,361,599.04
COM
WATERS CORP	800.000	33,970.00	22,088.00
COM STK USD0.01
WATSON PHARMACEUTICALS INC	5,900.000	345,679.42	363,676.00
COM STK NPV
WEATHERFORD INTL INC NEW	8,800.000	475,043.34	422,400.00
COM
WELLS FARGO FINL INC COMMERCIAL PAPER	1,800,000.000	1,792,434.00	1,792,434.00
DISC DTD 08JUN2001 DUE 17JUL200l
WELLPOINT HEALTH NETWORK INC	1,000,000.000	997,720.00	992,870.00
6.375% DTD 15JUN2001 DUE 15JUN2006
WELLS FARGO & CO NEW	39,900.000	1,267,583.18	1,852,557.00
COM
WEYERHAEUSER CO COM	41,560.000	1,913,322.86	2,284,553.20

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	33

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

WORLDCOM INC/WORLDCOM GROUP	95,105.000	4,457, 712.92	1,350,491.00
COMMON STOCK
WORLDCOM INC — MCI GROUP	3, 804.000	180,414.03	61,244.40
COMMON STOCK USD.01
WRIGLEY (WILLIAM) JUNIOR CO	13,540.000	630,164.67	634,349.00
COW STK NPV
XILINX INC	14,900.000	688,232.70	614,476.00
COMMON STOCK
XEROX CORP COM	68,300.000	1,574,217.13	653,631.00
YAHOO INC	5,400.000	577,169.11	107,946.00
COM STK USD0.01
METROPOLITAN LIFE INS COP	6,287,078.480	6,287,078.48	6,287,078.48
GAC# 14095 7.18% 05/04/2000
ALLSTATE LIFE INSURANCE	54,650,256.000	54,650,256.00	54,650,256.00
GIC #77064 5.430%
JACKSON NATIONAL LIFE	10,054,731.250	10,054,731.25	10,054,731.25
G-1236-1
5.090% 09/28/2001
BUSINESS MEN’S ASSURANCE	5,776,435.170	5,776,435.17	5,776,435.17
#1309
5.410% 05/05/2003
CDC INVESTMENT MGMT CORP	5,013,037.810	5,013,037.81	5,013,037.81
BRIC #121-05 @ 6.020%
22/DEC/2002
STATE STREET BANK & TRUST	50,472,484.120	50,472,484.12	50,472,484.12
GAC #97019
SYNTHETIC GIC #172481

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	34

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

CDC INVESTMENT MGMT CORP	7,523,634.950	7,523,634.95	7,523,634.95
BRIC #121-06
5.890% 06/08/2003
MONUMENTAL LIFE INS CO	3,413,575.550	3,413,575.55	3,413,575.55
MDA-00086FR
6.550% 06/13/2002
GE LIFE & ANNUITY ASSURANCE CO	11,140,389.840	11,140,389.84	11,140,389.84
7.160% 12/08/2003
MONUMENTAL LIFE INS CO	8,093,775.630	8,093,775.63	8,093,775.63
MDA 00076FR
6.000% 04/19/2004
PRUDENTIAL-CAP MAC INSD	5,680,675.020	5,680,675.02	5,680,675.02
GA-10010-213
5.890% 04/05/2002
MONUMENTAL LIFE	54,647,464.900	54,647,464.90	54,647,464.90
CONTRACT #00245TR
6.410% DTD 01JUL2000 DUE 01JUL2002
SUNAMERICA LIFE	3,227,825.500	3,227,825.50	3,227,825.50
#4993
7.530% DTD 28MAY2000 DUE 23JUN2003
ALLSTATE LIFE INS	3,076,022.000	3,076,022.00	3,076,022.00
#GA-6316
6.030% DTD 25JAN2001 DUE 27JAN2005
METROPOLITAN LIFE	5,067,819.730	5,067,819.73	5,067,819.73
#GAC 25857
5.430% DTD 03/01/2001 DUE 03/31/2003
CAISSE DES DEPOT	8,040,958.690	8,040,958.69	8,040,958.69
BRIC 121-07
ALLSTATE LIFE INS	5,057,941.460	5,057,941.46	5,057,941.46
#GA-6326
5.930% DTD 19APR2001 DUE 19APR2005

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/21/01	E25A	0BRICK	PAGE	35

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION
34-0276860

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

SECURITY LIFE OF DENVER	5,061,890.970	5,061,890.97	5,061,890.97
#SA-0240
5.360% 04/07/2004
UBS AG	58,965,317.970	58,965,317.97	58,965,317.97
#5012
5.898% 05/03/2005
NEW YORK LIFE	6,009,637.810	6,009,637.81	6,009,637.81
GA30972-002
5.330% DTD 19JUN2001 DUE 28JUN2004
MASS MUTUAL LIFE INS CO	5,058,150.920	5,058,150.92	5,058,150.92
#35069
5.030% DTD 04/06/2001 DUE 04/07/2003
BANK or AMERICA NT&SA	42.989,711.000	42,989,711.00	42,989,711.00
CONTRACT #99-220 GIC 5.96%
SUM AMERICA GIC	5,394,710.630	5,394,710.63	5,394,710.63
#4991
7.530% DTD 14JUN2000 DUE 09JUN03
CHASE SYNTHETIC	50,726,727.800	50,726,727.80	50,726,727.80
GIC 433121-LT
5.710% DTD 01JUN2000 DUE 01SEP2003
JOHN HANCOCK LIFE INS	9,579,104.530	9,579,104.53	9,579,104.53
GAC #15017
7.420% 15AUG2005
PRUDENTIAL GA#10010	5,994,184.310	5,994,584.31	5,994,584.31
6.170% 06/17/2003
PYRAMID EQUITY INDEX FUND	107,257.556	304,733,459.04	321,705,846.55
PYRAMID BROAD MARKET BOND INDEX
FUND	44,333,798.206	91,556,533.68	111,727,378.21
ACCOUNT TOTAL		1,891,653,671.01	2,016,122,383.20
LESS AMOUNTS INCLUDED IN CASH & CASH EQUIVALENTS ON THE BALANCE SHEET		(73,966,327.20)	(73,966,327.20)

TOTAL INVESTMENTS		1,817,687,343.81	1,942,156,056.00

SCHEDULE III

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	FROM 07/01/2000 TO 06/30/2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/22/01	PAGE	1

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

RETIREMENT PLAN

COMBINED REPORT
34-0276860

		COST OF	PROCEEDS OF
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	ACQUISITIONS	DISPOSITIONS

GLOBAL CROSSING LTD	32,300.000	701,682.04
COM	32,300.000		361,856.26
TYCOM LTD	5,600.000	179,200.00
COMMON STOCK USD0.25	5,600.000		218,378.18
WILLIS GROUP HOLDINGS LTD	200.000	2,700.00
COMMON STOCK	200.000		3,278.47
FLEXTRONICS INTL LTD	19,900.000	638,870.09
	5,100.000		134,581.77
RESERVE INVSTMT FUND INC	21,761,374.710	21,761,374.71
05/20/2000	17,700,000.000		17,700,000.00
HARRIS RETIREMENT PLAN LOAN	13,951,840.350	13,951,840.35
	12,940,346.930		12,940,346.93
BRITISH TELECOMMUNICATIONS	320,000.000	319,484.80
7.625% DTD 12DEC2000 DUE 15DEC2005	320,000.000		328,857.60
CHINA MOBILE HONG KONG LTD	16,700.000	1,674,283.85
SPONSORED ADR	39,800.000		1,100,448.61
CHINA UNICOM	16,100.000	379,076.21
AMERICAN DEPOSITARY RECEIPT	26,800.000		561,101.35
DECODE GENETICS INC	200.000	3,600.00
COMMON STOCK	200.000		5,474.55
NEW YORK LIFE INS	322,188.670	322,188.67
GA #06885-004	6,355,532.050		6,355,532.05
6.780% 05/01/2001
MORGAN STANLEY INTERNATIONAL	19,349,905.186	219,880,460.07
MAGNUM FUND	19,746,364.827		225,640,153.01

SCHEDULE III

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	FROM 07/01/2000 TO 06/30/2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/22/01	PAGE	2

ACCOUNT 124079 – COMBINED	HARRIS CORP RETIREMENT PLAN COMBINED
34-0276860

		COST OF	PROCEEDS OF
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	ACQUISITIONS	DISPOSITIONS

NOKIA CORP	37,500.000	1,626,478.04
ABR	83, 900.000		2,861,162.89
NORTEL NETWORKS CORP NEW	17,000.000	623,258.09
COMMON STOCK	101,000.000		4,110,606.79
PHARMACIA CORP	16,600.000	943,294.69
COMMON STOCK	67,900.000		3,628,191.79
ROYAL DUTCH PETE CO	16,200.000	983,438.50
N Y REGISTRY SH PAR N CLDR 1.25	17,500.000		1,032,779.82
ROYAL PTT NEDERLAND	108,000.000	107,445.96
7.500% DTD 13FEB2001 DUE 01OCT2005	108,000.000		107,374.68
SMTC CORP	100.000	1,600.00
COMMON STOCK	100.000		2,245.33
SONY CORP ADR NEW 50 YEN SH	15,100.000	1,167,494.76
	2,100.000		146,314.87
VODAFONE GROUP PLC NEW	80,400.000	3,565,935.43
SPONSORED ADR	80,400.000		2,913,228.97
METROPOLITAN LIFE INS COP	567,066.250	567,066.25
GAC# 14095 7.18% 05/04/2000	5,500,000.000		5,500,000.00
JOHN HANCOCK MUTUAL LIFE	37,253.140	37,253.14
GA-8646 6.650% 08/14/2000	6,828,222.470		6,828,222.47
ALLSTATE LIFE INSURANCE	17,635,622.750	17,635,622.75
GIC #77064 5.430%	10,455,674.890		10,455,674.89
JACKSON NATIONAL LIFE	616,796.220	616,796.22
G-1236-1	632,910.460		632,910.46
5.090% 09/28/2001

SCHEDULE III

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	FROM 07/01/2000 TO 06/30/2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/22/01	PAGE	3

ACCOUNT 124079 – COMBINED	HARRIS CORP RETIREMENT PLAN COMBINED
34-0276860

		COST OF	PROCEEDS OF
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	ACQUISITIONS	DISPOSITIONS

CDC INVESTMENT MGMT CORP	279,166.930	279,166.93
BRIC #121-05 @ 6.020%	282,672.540		282,672.54
22/DEC/2002
STATE STREET BANK & TRUST	22,895,939.200	22,895,939.20
GAC #97019	3,829,728.340		3,829,728.34
SYNTHETIC GIC #172481
CDC INVESTMENT MGMT CORP	423,749.360	423,749.36
BRIC #121-06	430,479.230		430,475.23
5.890% 06/08/2003
PRUDENTIAL-CAP MAC INSD	511,522.180	511,522.18
@6.080% 06/29/2001	8,948,517.880		8,948,517.88
PARTN CTF GROUP ANNUITY CONTRACT	91,523.960	91,523.96
#1280 WITH BUSINESS MEN’S ASSURANCE	6,353,582.270		6,353,582.27
5.860% 10/02/2000
BUSINESS MEN’S ASSURANCE CO	126,715.810	126,715.81
GIC #1279 @5.89% 12/04/2000	5,244,101.780		5,244,101.78
NEW YORK LIFE	142,756.080	142,756.08
GA-30972	3,346,685.680		3,346,685.68
5.660% 04/16/2001
MONUMENTAL LIFE INS CO	480,000.040	480,000.04
MBA 00076 FR	480,000.000		480,000.00
6.000% 04/19/2004
MONUMENTAL LIFE	59,097,557.140	59,097,557.14
CONTRACT #00245TR	4,450,092.240		4,450,092.24
6.410% DTD 01JUL2000 DUE 01JUL2002
CAISSE DES DEPOT	5,470,019.520	5,470,019.52
BRIC 121-07	5,481,421.150		5,481,421.15

SCHEDULE III

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	FROM 07/01/2000 TO 06/30/2001	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/22/01	PAGE	4

ACCOUNT 124079 – COMBINED	HARRIS CORP RETIREMENT PLAN COMBINED
34-0276860

		COST OF	PROCEEDS OF
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	ACQUISITIONS	DISPOSITIONS

SECURITY LIFE OF DENVER	5,042,942.010	5,042,942.01
#SA-0246	5,042,942.010		5,042,942.01
5.340% DTD 09APR2001 DUE 08JUN2001
JACKSON NATIONAL LIFE	36,929,946.040	36,929,948.04
#S-1214 5.510% 03/19/2001	68,378,411.890		68,378,411.89
BANK OF AMERICA NT&SA	34,525,212.800	34,525,212.80
CONTRACT #99-220 GIC 5.96%	11,796,166.430		11,796,166.43
CHASE SYNTHETIC	24,035,758.950	24,035,758.95
GIC# 433121-LT	3,390,454.510		3,390,454.51
5.710% DTD 01JUN2000 DUE 01SEP2003

SCHEDULE V

NEW YORK	SCHEDULE H ITEM 4J	GLOBAL ASSETS – EB

BANKERS TRUST COMPANY	PART 2 – SCHEDULE OF REPORTABLE TRANSACTIONS CUMULATIVE TRANSACTIONS BY ISSUE FROM 07/01/2000 TO 06/30/2001

PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		11/22/01	PAGE 1

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

RETIREMENT PLAN

COMBINED REPORT
MARKET VALUE 06/30/2000 $2,283,355,850.93
34-0276860
	----------------------------------------D I S P O S E D-----------------------------------------		--------------------------------A C Q U I R E D--------------------------------

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

PYRAMID DIRECTED
ACCOUNT
CASH FUND	1,281	1,280,561,123.18	0.00	1,324	1,299,912,866.16

MORGAN STANLEY	138	225,640,153.01	4,151,060.04	114	219,880,460.07
INTERNATIONAL
MAGNUM FUND	138	225,640,153.01	4,151,060.04	114	219,880,460.07

PYRAMID EQUITY
INDEX FUND	141	171,344,478.13	24,032,978.08	108	98,253,821.10

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan

By:	Retirement Plan Administrative Committee, as Plan Administrator

/s/ Jeffrey Pratt Morrill Jeffrey Pratt Morrill

Date:   December 21, 2001